Exhibit 99.1
Agenda
We take pleasure in inviting our shareholders to the Ordinary General Meeting in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, convened for Thursday, May 27, 2010, 10 a.m.
01 Presentation of the established Annual Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 289 (4) German Commercial Code and on the internal control over financial reporting pursuant to § 289 (5) German Commercial Code) for the 2009 financial year, the approved Consolidated Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 315 (4) German Commercial Code) for the 2009 financial year as well as the Report of the Supervisory Board
The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. In accordance with the statutory provisions, no resolution is therefore taken on this Agenda Item.
02 Appropriation of distributable profit
Management Board and Supervisory Board propose that the distributable profit of € 793,413,523.95 be used for the payment of a dividend of € 0.75 per no par value share on the maximum of 620,859,015 no par value shares that are eligible for payment of a dividend and that the remaining amount of at least € 327,769,262.70 be carried forward to new account. Insofar as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the correspondingly higher remaining amount be carried forward to new account on the basis of an unchanged dividend payment of € 0.75 per no par value share.
03 Ratification of the acts of management of the Management Board for the 2009 financial year
Management Board and Supervisory Board propose that the acts of management be ratified.
04 Ratification of the acts of management of the Supervisory Board for the 2009 financial year
Management Board and Supervisory Board propose that the acts of management be ratified.
05 Election of the auditor for the 2010 financial year, interim accounts
The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:
KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2010 financial year.
KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§ 37w (5), § 37y No. 2 Securities Trading Act) as of June 30, 2010, and the consolidated interim financial statements (§ 340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2011.
06 Authorization to acquire own shares for trading purposes pursuant to § 71 (1) No. 7 Stock Corporation Act
Management Board and Supervisory Board propose the following resolution:
The company is authorized to buy and sell, for the purpose of securities trading, its own shares on or before November 30, 2014, at prices which do not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5% of the share capital of the company. The presently existing authorization given by the General Meeting on May 26, 2009, and valid until October 31, 2010, to purchase own shares for trading purposes will be cancelled with effect from the time when the new authorization comes into force.
07 Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights
Management Board and Supervisory Board propose the following resolution:
a) The company is authorized to buy, on or before November 30, 2014, its own shares in a total volume of up to 10% of the share capital at the time the resolution is taken or — if the value is lower — of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to § 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.
b) The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act on the stock exchange, by an offer to all shareholders or against contribution in kind with the exclusion of shareholders’ pre-emptive rights, for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized with the exclusion of shareholders’ pre-emptive rights to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.
Furthermore, the Management Board is authorized with the exclusion of shareholders’ pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act.
c) The Management Board is also authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.
d) The presently existing authorization given by the General Meeting on May 26, 2009, and valid until October 31, 2010, to purchase own shares will be cancelled with effect from the time when the new authorization comes into force.
08 Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act
In supplementing the authorization to be resolved on under Item 7 of this Agenda to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.
Management Board and Supervisory Board propose the following resolution:
The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 7 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on November 30, 2014.
The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs but taking into account the option premium received or paid. The call option may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 7 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.
09 Approval of the compensation system for the Management Board members
Through the Act on the Appropriateness of Management Board Compensation, which came into force on August 5, 2009, the possibility was created under § 120 (4) Stock Corporation Act for the General Meeting to approve the system of compensation for the Management Board members. This year’s General Meeting is to make use of this possibility.
In the Compensation Report, which is part of the documents for Item 1 of this year’s Agenda, the basis for determining the compensation of the Management Board members for the 2009 financial year is presented along with a description of the changes that the Supervisory Board has resolved for the Management Board compensation in 2010. This changed compensation system is the object of the proposed resolution.
Management Board and Supervisory Board propose that the system of compensation for the members of the Management Board be approved.
10 Amendment to the Articles of Association in accordance with the Act Implementing the Shareholders’ Rights Directive
The Act Implementing the Shareholders’ Rights Directive created new possibilities under § 118 (1) and (2) Stock Corporation Act for the exercising of shareholders’ rights by means of electronic participation in the General Meeting and absentee voting, which can either be directly included in the Articles of Association or made subject to the decision of the Management Board through the Articles of Association.
Although the procedures for these new possibilities do not seem to be sufficiently developed at the current time to be able to consider their direct introduction, it does appear appropriate to create the possibility for the Management Board to determine procedures for this in light of future developments. In addition, as the Act Implementing the Shareholders’ Rights Directive simplifies the issuing of proxy voting authorizations, the Articles of Association are to be amended in this regard.
Management Board and Supervisory Board therefore propose the following resolution:
a) The following new paragraph 4 is inserted in § 17 of the Articles of Association: “The Management Board is authorized to provide for the possibility that shareholders may participate in the General Meeting without being present at its location and without an authorized representative and to exercise all or some of their rights fully or partially using electronic communication. In this context, the Management Board is also authorized to establish regulations on the scope and procedures for the participation and exercising of rights in accordance with sentence 1. Any use of these procedures and the regulations established for them are to be announced when convening the General Meeting.”
b) The following new paragraph 5 is inserted in § 17 of the Articles of Association: “The Management Board is authorized to provide for the possibility that shareholders may submit their votes without participating in the General Meeting in writing or using electronic communication (absentee voting). The Management Board is also authorized to establish regulations on the procedures in accordance with sentence 1. Any use of these procedures and the regulations established for them are to be announced when convening the General Meeting.”
c) § 18 (3) of the Articles of Association is re-worded to read as follows: “The voting right can be exercised by an authorized representative (proxy). The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required in text form. This is without prejudice to § 135 Stock Corporation Act. In the convocation of the General Meeting, a simplification may be specified.”
11 Authorization to issue participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds (with the possibility of excluding pre-emptive rights), creation of conditional capital and amendment to the Articles of Association
Management Board and Supervisory Board propose the following resolution:
a) The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2015. The participatory notes must meet the requirements of the German Banking Act, which call for capital paid up to grant participatory rights to be attributable to the company’s liable capital. Participatory notes may come with bearer warrants or they can be linked to a conversion right for the bearer. The option and/or conversion rights entitle holders to buy shares of the company subject to the conditions of warrant-linked participatory rights and/or convertible participatory rights.
The Management Board is further authorized to issue bonds with warrants and/or convertible bonds with a fixed maturity of 20 years at the most or with a perpetual maturity, instead of or besides participatory notes, once or more than once, on or before April 30, 2015, and to grant the holders of bonds with warrants and the holders of convertible bonds option rights and conversion rights, respectively, to subscribe to new shares of the company subject to the conditions of bonds with warrants and of convertible bonds.
The total nominal amount of all participatory notes, bond with warrants and convertible bonds to be issued under this authorization shall not exceed a total value of € 9 billion. Option rights and/or conversion rights may only be issued in respect of shares of the company with a proportionate amount of share capital of up to a nominal sum of € 230,400,000.
The participatory notes, bonds with warrants and convertible bonds (bonds with warrants and convertible bones are also referred to together below as “Bonds” and together with participatory notes as “Rights”) may be issued in euro or in the official currency of an OECD member country, as long as the corresponding euro equivalent is not exceeded. Bonds with warrants and convertible bonds may also be issued by the company’s affiliated companies. In this case, the Management Board is authorized to assume on behalf of the company a guarantee for repayment of the bonds and to ensure that option and/or conversion rights are granted.
In case of the issue of participatory notes with warrants and/or bonds with warrants, one or more warrant(s) is/are attached to each participatory note and/or each Bond, entitling the bearer to subscribe to new shares of the company subject to the conditions of warrants to be determined by the Management Board. The proportionate amount of share capital for shares that may be subscribed for each Right shall not exceed the nominal amount of the participatory notes with warrants and/or the bonds with warrants. The maturity of the option right shall not exceed 20 years.
In case of the issue of convertible participatory notes and/or convertible bonds made out to bearer, the holders of participatory notes and/or bonds receive the right to exchange their participatory notes and/or convertible bonds for new shares of the company subject to the conditions of participatory rights and/or conditions of bonds. The exchange ratio is obtained by dividing the nominal amount of a Right by the conversion price determined for one new share of the company (in case of a conversion obligation, the conversion price determined in the respective case). The exchange ratio may also be obtained by dividing the issue price of one Right, which is below the nominal amount, by the conversion price determined for one new share of the company. The proportionate amount of share capital for the shares to be issued upon conversion shall not exceed the nominal amount of the convertible participatory note and/or the convertible bond. The conditions of conversion may also establish a conversion obligation to convert at maturity or at some other point in time. In all cases, the conversion rights expire no later than 20 years after issuance of the convertible participatory notes and/or convertible bonds.
The conditions of participatory notes and/or the conditions of bonds may also stipulate whether and how the exchange ratio may be rounded to a full ratio, whether an additional amount is to be paid in cash or cash compensation is to be paid for broken amounts, and whether a certain date can be determined by which the conversion and/or option rights can or must be exercised.
The option and/or conversion price must not be fixed below 80% of the price of the Deutsche Bank share in Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange. Decisive for this is the average closing price on the ten stock exchange trading days before the Management Board’s final decision to issue an offer for the subscription of bonds or on the company’s statement of acceptance following a public solicitation to tender subscription offers. In the event of pre-emptive rights trading, the days of the pre-emptive rights trading with the exception of the last two exchange trading days of the pre-emptive rights trading are decisive if the Management Board has not already determined the final option or conversion price before pre-emptive rights trading begins. § 9 (1) Securities Trading Act continues to apply.
The option and/or conversion price is reduced, notwithstanding § 9 (1) Stock Corporation Act, by virtue of a dilution protection clause subject to the conditions of options and/or the conditions of participatory notes or bonds by payment of a corresponding amount in cash upon exercise of the conversion right or by reduction of the additional payment if the company raises its share capital during the option or conversion period and grants its shareholders pre-emptive rights, issues further participatory notes, bonds with warrants or convertible bonds, or other option rights and holders of option and/or conversion rights are not granted pre-emptive rights on the scale to which they would be entitled after exercise of the option and/or conversion right. The conditions may also provide for an adjustment of the option and/or conversion right for the event of a capital reduction.
The conditions of participatory notes and/or the conditions of bonds may determine that, in case of the exercise of the option and/or conversion right, own shares of the company may also be granted. Furthermore, the possibility may also be created that the company, upon exercise of the option and/ or conversion right, shall pay the equivalent in cash, which, subject to the conditions of participatory rights and/or conditions of bonds, corresponds to the average price of the Deutsche Bank share in the closing auction in Xetra trading (or a corresponding price-fixing in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on at least two consecutive trading days during a period of up to ten trading days after the declaration of conversion and/or exercise of the option.
In the case of the issue of Bonds, shareholders are in principle entitled to the statutory pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights insofar as the issue price is not substantially lower than the theoretical market value of the participatory notes, bonds with warrants or convertible bonds established using recognized actuarial methods. However, the total number of shares to be issued on the basis of bonds under this authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act (against cash payments with exclusion of pre-emptive rights) together with other shares already issued or sold pursuant to or in accordance with this statutory regulation during the validity of this authorization shall not exceed 10% of the share capital at the time this authorization is exercised.
If the Management Board makes no use of this possibility, it is authorized, with the consent of the Supervisory Board, to exclude broken amounts arising as a result of the subscription ratio from shareholders’ pre-emptive rights and also to exclude pre-emptive rights to the extent necessary to grant the holders of option or conversion rights and/or the holders of convertible bonds and/or convertible participatory notes with a conversion obligation pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.
The Rights may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).
The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in particular the volume, timing, interest rate, issue price and maturity, or to do so in consultation with the executive and non-executive management bodies of the company in which the bank has a shareholding floating the issue.
b) Conditional capital
The share capital is conditionally increased by up to € 230,400,000 through the issue of up to 90,000,000 new registered no par value shares. The conditional capital increase serves to grant rights to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2015, in accordance with the authorization set out above under a) by the company or by one of its affiliated companies. The new shares are issued at the conversion and/or option prices calculated in each case in accordance with a). The conditional capital increase can only be carried out to the extent to which these rights are exercised or holders with an obligation to convert fulfil their conversion obligations. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.
c) Amendment to the Articles of Association
The following new paragraph (10) is added to § 4 of the Articles of Association:
“(10) The share capital is conditionally increased by up to € 230,400,000 through the issue of up to 90,000,000 new registered no par value shares. The conditional capital increase can only be carried out insofar as
a) the holders of conversion rights or option rights linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2015, by the company or its affiliated companies make use of their conversion or option rights, or
b) the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2015, by the company and/or its affiliated companies fulfil their obligation to convert.
The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.”
12 Approval of the change of control and profit and loss transfer agreements as well as of profit and loss transfer agreements with Deutsche Bank Aktiengesellschaft (as parent company)
Deutsche Bank Aktiengesellschaft and its wholly owned subsidiaries Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft (DB PGK) and Schiffsbetriebsgesellschaft Brunswik GmbH changed and generally revised their respective control and profit and loss transfer agreements on March 16 and 22, 2010. These changes were carried out to comply with the legal requirements that were changed by the Modernization of Accounting Rules Act and to standardize the contract texts of all of the control and profit and loss transfer agreements concluded in Deutsche Bank Group. The revised agreements essentially contain the following points:
Each subsidiary places the governance of its company in the hands of Deutsche Bank AG. Pursuant to the agreement with DB PGK, Deutsche Bank AG will, in particular, uphold the sole responsibility of management prescribed by the German Banking Act and will not issue any instructions whose implementation would cause the subsidiary or its management bodies to infringe their duties under the German Banking Act. The same applies to compliance with data protection regulations. Furthermore, each subsidiary undertakes to transfer its profit in accordance with the rules of § 301 Stock Corporation Act to Deutsche Bank AG. In return, Deutsche Bank AG undertakes to offset any net losses incurred by the subsidiary pursuant to § 302 Stock Corporation Act. The formation of other new retained earnings is admissible to the extent allowed under commercial law and financially justified according to reasonable and prudent business judgement. Any such reserves formed during the life of the agreement must be released at the request of Deutsche Bank AG. They may then be used to offset a net loss or transferred as profit. The transfer of profit from the release of reserves formed by the subsidiary prior to the agreement is excluded. The revised version of the agreement is valid following entry in the Commercial Register in 2010 with retroactive effect from January 1, 2010 — with the exception of the new regulation on the right of functional direction, which only becomes effective upon entry in the Commercial Register. In this case, the agreement is concluded on a fixed basis until December 31, 2014, and shall be extended one year at a time from then, unless terminated with six months’ notice. Provisions have been made for delays in entry in the Commercial Register. In addition to the new fixed term, the significant changes in content compared to the previous contract version are adjustments to the wording of the agreements to comply with current law and formulations that make future amendments to the agreement text unnecessary upon future changes in law as well as a specification of the grounds for termination with immediate effect.
Deutsche Bank AG and its wholly owned subsidiaries Deutsche Immobilien Leasing GmbH, Deutsche Stiftungstrust GmbH, DB Export-Leasing GmbH, DB Capital Markets (Deutschland) GmbH, RREEF Management GmbH and Nordwestdeutscher Wohnungsbauträger GmbH changed and generally revised the respective profit and loss transfer agreements between them on March 15, 17, 18 and 22, 2010, respectively. These changes were carried out to comply with the legal requirements that were changed by the Modernization of Accounting Rules Act and to standardize the contract texts of all of the control and profit and loss transfer agreements concluded in Deutsche Bank Group. The revised agreements essentially contain the following points:
Each subsidiary undertakes to transfer its profit in accordance with the rules of § 301 Stock Corporation Act to Deutsche Bank AG. In return, Deutsche Bank AG undertakes to offset any net losses incurred by the subsidiary pursuant to § 302 Stock Corporation Act. The formation of other new retained earnings is admissible to the extent financially justified according to reasonable and prudent business judgement. Any such reserves formed during the life of the agreement must be released at the request of Deutsche Bank AG. They may then be used to offset a net loss or transferred as profit. The transfer of profit from the release of reserves formed by the subsidiary prior to the agreement is excluded. Following entry in the Commercial Register in 2010, the new version of the agreement is valid with retroactive effect from January 1, 2010. In this case, the agreement is concluded on a fixed basis until December 31, 2014, and shall be extended one year at a time from then, unless terminated with six months’ notice. Provisions have been made for delays in entry in the Commercial Register. In addition to the new fixed term, the significant changes in content compared to the previous contract versions are adjustments to the wording of the agreements to comply with current law and formulations that make future amendments to the agreement text unnecessary upon future changes in law as well as a specification of the grounds for termination with immediate effect.
From the convocation of the General Meeting on, the following documents will be available from the Internet website of Deutsche Bank AG. These documents will also be available from this date on for inspection by shareholders on the premises of Deutsche Bank AG, Theodor-Heuss-Allee 70, 60486 Frankfurt am Main:
— The control and profit and loss transfer agreements as well as the profit and loss transfer agreements,
— the Annual Financial Statements and Management Reports of Deutsche Bank AG and of the eight subsidiaries for the 2007, 2008 and 2009 financial years, and
— the joint reports of the Management Board of Deutsche Bank AG and of the management board or executive management of the subsidiaries on the changed control and profit and loss transfer agreements and of the executive managements of the subsidiaries on the changed profit and loss transfer agreements.
Upon request, each shareholder will receive a free copy of these documents without delay. The documents specified above will also be available for inspection at the General Meeting.
Management Board and Supervisory Board propose the following resolution:
Approval is given to the change of the control and profit and loss transfer agreements between
Deutsche Bank Aktiengesellschaft (as parent company) and
a) Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft
b) Schiffsbetriebsgesellschaft Brunswik mbH
as well as to the change of the profit and loss transfer agreements between Deutsche Bank Aktiengesellschaft (as parent company) and
c) Deutsche Immobilien Leasing GmbH
d) Deutsche Stiftungstrust GmbH
e) DB Export-Leasing GmbH

f) DB Capital Markets (Deutschland) GmbH
g) RREEF Management GmbH and
h) Nordwestdeutscher Wohnungsbauträger GmbH
13 Approval of the new conclusion of control and profit and loss transfer agreements with Deutsche Bank Aktiengesellschaft (as parent company)
Deutsche Bank Aktiengesellschaft and its wholly owned subsidiaries DB Beteiligungs-Holding GmbH and DB Finanz-Holding GmbH (these two companies together also referred to as “Subsidiaries”) concluded control and profit and loss transfer agreements on March 22, 2010. The agreements essentially contain the following points:
Each subsidiary places the governance of its company in the hands of Deutsche Bank AG. Furthermore, each subsidiary undertakes to transfer its profit in accordance with the rules of § 301 Stock Corporation Act to Deutsche Bank AG. In return, Deutsche Bank AG undertakes to offset any net losses incurred by the subsidiary pursuant to § 302 Stock Corporation Act. The formation of other new retained earnings is admissible to the extent allowed under commercial law and financially justified according to reasonable and prudent business judgement. Any such reserves formed during the life of the agreement must be released at the request of Deutsche Bank AG. They may then be used to offset a net loss or transferred as profit. The transfer of profit from the release of reserves formed by the subsidiary prior to the agreement is excluded. The agreements are valid following entry in the Commercial Register in 2010 with retroactive effect from the beginning of the financial year of the subsidiary — with the exception of the new regulation on the right of functional direction, which only becomes effective upon entry in the Commercial Register. In this case, the agreements are concluded on a fixed basis until December 31, 2015, and shall be extended one year at a time from then, unless terminated with six months’ notice. Provisions have been made for delays in entry in the Commercial Register.
From the convocation of the General Meeting on, the following documents will be available from the Internet website of Deutsche Bank AG. These documents will also be available from this date on for inspection by shareholders on the premises of Deutsche Bank AG, Theodor-Heuss-Allee 70, 60486 Frankfurt am Main:
— The control and profit transfer agreements,
— the Annual Financial Statements and Management Report of Deutsche Bank AG for the 2007, 2008 and 2009 financial years (the Subsidiaries are newly founded companies that have not yet produced annual financial statements) and
— the joint reports of the Management Board of Deutsche Bank AG and the respective executive managements of the Subsidiaries on the control and profit transfer agreements.
Upon request, each shareholder will receive a free copy of these documents without delay. The documents specified above will also be available for inspection at the General Meeting.
Management Board and Supervisory Board propose the following resolution:
Approval is given to the change of the control and profit and loss transfer agreements between
Deutsche Bank Aktiengesellschaft (as parent company) and
a) DB Beteiligungs-Holding GmbH
b) DB Finanz-Holding GmbH
Ad Items 7 and 8: Report of the Management Board to the General Meeting pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Stock Corporation Act
Under Item 7 of the Agenda, Deutsche Bank AG is to be authorized to purchase its own shares; Item 8 of the Agenda is to regulate the possibility of purchasing own shares with the help of derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. It is only intended, as shown by the specific limitation to 5% of the share capital, to broaden the range of instruments available for share buybacks. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that account is also taken of the principle of equal treatment of shareholders in this form of purchase. The maturity of the options will not, in principle, exceed 18 months. In connection with share-based remuneration components, which must be granted as deferred compensation over a multiple year period and subject to forfeiture pursuant to the regulations applicable to banks for their management board and executive management members, the use of call options with longer maturities is to be made possible to establish offsetting positions. Deutsche Bank will, subject to this authorization, only acquire such longer-term options on shares at a volume of no more than 2% of the share capital.
Under Item 7 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of re-selling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders — both of which would ensure equal treatment of shareholders under the legal definition — the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies or shareholdings in companies subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that.
Over and above this, the authorization makes it possible, in case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favour of holders of warrants, convertible bonds and convertible participatory rights. This has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced in accordance with the conditions of warrants and/or conversion for the holders of existing option rights and/or conversion rights.
In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company or its affiliated companies or to service option rights granted to employees and members of the executive and non-executive management bodies of the company or its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases where purchase rights or duties relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. The respective exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.
Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen capital and reserves to the greatest extent possible. This possibility, in particular, is very important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, based on § 186 (3) sentence 4 Stock Corporation Act, shares may only be sold with the exclusion of shareholders’ pre-emptive rights up to the maximum limit specified therein of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3% , but will not in any event exceed 5% .
Ad Item 11: Report of the Management Board to the General Meeting pursuant to § 221 (4) in conjunction with § 186 (4) Stock Corporation Act
The availability of appropriate equity capital is the basis for the company’s business development. The German Banking Act divides the bank’s share capital into core capital and supplementary capital. Core capital is made up of share capital and reserves and, under certain circumstances, convertible bonds subject to an obligation to convert. Supplementary capital can be made up largely of participatory note capital, subordinated liabilities and revaluation reserves. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 11 is intended to give the bank a new broad basis for the issue of warrant-linked participatory rights, convertible participatory rights, bonds with warrants or convertible bonds, enabling it to flexibly use these instruments at any time.
The company can create supplementary capital by issuing subordinated warrant-linked participatory rights or convertible participatory rights under the proposed authorization. Under certain circumstances, bonds with warrants or convertible bonds may also offer attractive financing options, which the authorization intends to make available. The possibility of making convertible participatory rights and convertible bonds subject to a conversion obligation in certain cases broadens the scope for employing financial instruments of this kind. In this connection, the company should be able to access the German or international capital markets, depending on the market situation, possibly through its subsidiaries, to issue bonds in euros as well as in the official currency of an OECD country. In principle, shareholders are entitled to pre-emptive rights; however, this entitlement may be excluded with the consent of the Supervisory Board, provided the shares are issued at prices not substantially below the theoretical market value. The possibility of excluding pre-emptive rights gives the company flexibility to react quickly to any favourable stock market situations that may arise.
Pursuant to § 221 (4) sentence 2 Stock Corporation Act, the provisions of § 186 (3) sentence 4 Stock Corporation Act apply analogously to the exclusion of pre-emptive rights when convertible bonds or bonds with warrants are issued. The authorization ensures that the maximum limit is observed for exclusions of pre-emptive rights as specified in § 186 (3) sentence 4 Stock Corporation Act. Convertible bonds, bonds with warrants, convertible participatory rights or warrant-linked participatory rights may only be issued with the exclusion of shareholders’ pre-emptive rights based on § 186 (3) sentence 4 Stock Corporation Act to the extent that the maximum limit of 10% of the share capital has not already been expended during the validity of this authorization through the issue or sale of shares with the exclusion of pre-emptive rights in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization.
It also follows from § 186 (3) Sentence 4 Stock Corporation Act that the issue price may not be substantially below the market price. This is intended to ensure that the value of a shareholder’s share is not substantially diluted (price mark-down). Whether or not such a dilution effect has arisen can be mathematically calculated by comparing the arithmetic market value of a bond issue with the issue price. In determining the price in line with the capital market situation at any given time, the Management Board will keep any mark-down on the stock market price as low as possible. Thus the arithmetic market value of a pre-emptive right will fall to nearly zero, thereby ensuring that no appreciable economic damage arises for shareholders through the exclusion of pre-emptive rights. They also have the possibility of maintaining their share in the company’s share capital at virtually the same conditions by acquiring the necessary shares on the stock exchange.
Apart from this, the envisaged exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts and facilitates the execution of the capital transaction. The exclusion of pre-emptive rights in favour of holders or creditors of option rights or convertible rights, or convertible participatory rights and convertible bonds subject to a conversion obligation, has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders or creditors of existing option rights or convertible participatory rights and/or convertible bonds (possibly subject to a conversion obligation) in accordance with the respective conditions of options and conversion.
The conditional capital (€ 230,400,000) is needed to fulfil the option rights, conversion rights and/or conversion obligations for Deutsche Bank shares related to participatory notes, bonds with warrants and convertible bonds.
Total number of shares and voting rights
The company’s share capital at the time of convocation of this General Meeting amounts to € 1,589,399,078.40 and is divided up into 620,859,015 registered (no par value) shares, of which, after deduction of 1,407,951 own shares held in treasury at the time of the convening of the General Meeting, 619,451,064 would be eligible to vote at the General Meeting.
Participation in the General Meeting and exercise of voting rights
Pursuant to § 17 of the Articles of Association, shareholders who are entered in the share register and have given notice to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notice must be received by the company by no later than May 21, 2010, either electronically through the Internet website specified in the letter to the registered shareholders (www.deutsche-bank.com/general-meeting) or in text form to the domicile of the company in Frankfurt am Main or to the following address:
Deutsche Bank Aktiengesellschaft
Aktionaersservice
Postfach 94 00 03
69940 Mannheim
e-mail: deutschebank.hv@rsgmbh.com
Pursuant to § 67 (2) sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no change of registration will be carried out in the share register (“registration stop”) during the period from the end of the day May 25, 2010, until the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 25, 2010. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 25, 2010, however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.
Exercise of voting rights by authorized representatives
Shareholders registered in the share register may also have their voting rights exercised by an authorized representative (proxy). The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act, nor to a shareholders’ association or another person with an equivalent status pursuant to § 135 (8) Stock Corporation Act. In such case, § 18 (3) of the Articles of Association does not apply, as § 134 (3) Stock Corporation Act as amended by the Act Implementing the Shareholders’ Rights Directive contains the provision that the text form is sufficient.

Powers of attorney can also be issued and revoked until May 27, 2010, 12 noon, electronically through the Internet (at www.deutsche-bank.com/general-meeting).
Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@rsgmbh.com
For powers of attorney to exercise voting rights that are issued to banks, institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act, and shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act, the text form is not required by law, nor by the Articles of Association. The recipients of such powers of attorney determine, if necessary, their own formal requirements.
The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney and instructions can be submitted in writing to the following address:
Deutsche Bank Aktiengesellschaft
Aktionaersservice
Postfach 94 00 03
69940 Mannheim
Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies by May 27, 2010, 12 noon, electronically through the Internet (at www.deutsche-bank.com/general-meeting).
Details on issuing a power of attorney and instructions through the Internet are given in the documents sent to the shareholders.
Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.
Requesting documents for the General Meeting
Documents for the General Meeting, in particular the documents for Item 1 of the Agenda, can be requested from the following address:
Deutsche Bank Aktiengesellschaft
Corporate Secretariat
60262 Frankfurt am Main
e-mail: corporate.secretariat@db.com
Telefax: +49 69 910 85560
Documents for and additional information concerning the General Meeting are also accessible through the Internet at www.deutsche-bank.com/general-meeting. Furthermore, these documents will be available at the General Meeting and — if necessary — will be explained in more detail.
Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act
Shareholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of € 500,000 may request that items be placed on the Agenda and published. The request must be addressed in writing to the Management Board of the company and received by the company at the latest on Monday, April 26, 2010. Please send such requests to the following address:
Deutsche Bank Aktiengesellschaft
Management Board
60262 Frankfurt am Main
Each new item of the Agenda must also include a reason or a resolution proposal. A shareholder making such a request must prove that he/she has owned his/her shares for at least three months before the day of the General Meeting (i.e. at the latest since February 27, 2010, 12 midnight). The provisions of § 70 Stock Corporation Act must be observed in determining the ownership period. The publication and forwarding of requests for additions are carried out in the same way as in the convocation.
Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act
The company’s shareholders may submit counterproposals to the proposals of the Management Board and/or Supervisory Board on specific Agenda Items as well as election proposals for the election of the auditor. Such proposals (with their reasons) and election proposals are to be sent solely to:
Deutsche Bank Aktiengesellschaft
Corporate Secretariat
60262 Frankfurt am Main
e-mail: corporate.secretariat@db.com
Telefax: +49 69 910 85560
Counterproposals or election proposals that are addressed differently will not be considered. Counterproposals must stipulate a reason; this does not apply to election proposals.
Shareholders’ counterproposals and election proposals that are properly received by the company at the address specified above by Wednesday, May 12, 2010, at the latest, will be made accessible through the Internet website:
www.deutsche-bank.com/general-meeting
along with the name of the shareholder and, in the case of counterproposals, the reason as well as any comments by management.
The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to § 126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person. The reason of a counterproposal need not be made accessible if its total length is more than 5,000 characters.
Notice is given that counterproposals and election proposals, even if they have been submitted to the company in advance in due time, will only be considered at the General Meeting if they are submitted/ put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unchanged.

Right to obtain information pursuant to § 131 (1) Stock Corporation Act
At the General Meeting, every shareholder may request information from the Management Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf. § 131 (1) Stock Corporation Act). The duty to provide information covers the company’s legal and business relations with affiliated companies as well as the position of Deutsche Bank Group and of the companies included in the Consolidated Financial Statements of Deutsche Bank AG. In principle, requests for information are to be put forward at the General Meeting verbally.
The Management Board may refrain from answering individual questions for the reasons specified in § 131 (3) Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company. Pursuant to the Articles of Association, the Chairman of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf. § 19 (2) sentence 2 of the Articles of Association).
Additional information
Additional information on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127 (1), § 131 Stock Corporation Act can be found on the company’s Internet website at www.detusche-bank.com/general-meeting.
Notice on the company’s Internet website
Information pursuant to § 124a Stock Corporation Act on this year’s Ordinary General Meeting are accessible on the company’s Internet website at www.deutsche-bank.com/general-meeting.
Frankfurt am Main, April 2010
Deutsche Bank Aktiengesellschaft
The Management Board